WATAIRE INTERNATIONAL, INC.

FORM 8-K
(Current report filing)

Filed 09/18/09 for the Period Ending 09/14/09

Address	3rd Floor, 21900 Burbank Blvd.
	Woodland Hills, CA 91367
Telephone	877-602-8985
CIK	0001127007
Symbol	WTAR
SIC Code	4941 – Water Supply
Industry	Conglomerates
Sector	Conglomerates
Fiscal Year	03/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 14, 2009

WATAIRE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

000-49955
(Commission file number)

Washington
(State or other jurisdiction of incorporation or organization)

91-2060082
(I.R.S. Employer Identification No.)

3rd Floor, 21900 Burbank Blvd, Woodland Hills, California 91367
(Address of principal executive office)

877-602-8985
(Issuer's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously Satisfy the filing obligation of the registrant under any of the following provisions:

( ) Written communications pursuant to Rule 425 under the Securities Act
(17CRF 230.425)
( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act
(17 CRF 240.14a-12)
( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the
Exchange Act (17 CRF 240.14d-2(b))
( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the
Exchange Act (17 CRF 240.13e-4(c))

ITEM 3.02. Unregistered Sales of Equity Securities.

The following table sets forth the sales of unregistered securities since the Company's last report filed under this item.

Price/ Date Discounts	Title and Amount (1)	Purchaser	Principal Underwriter	Total Offering Underwriting
September 14, 2009	$200,000 principal amount of convertible subordinated debentures, due October 1, 2011, convertible into 20,000,000 shares of common stock.	Three private investors.	NA	$ /NA
September 14, 2009	$125,000 principal amount of convertible subordinated debenture, due October 1, 2011, convertible into 12,500,000 shares of common stock.	Director and Officer.	NA	$_____/NA
September 14, 2009	Warrants expiring September 30, 2014 to purchase 7,500,000 shares of common stock, at an exercise price of $.01 per share.	Director and Officer.	NA	$0/NA

(1) The issuances to private investors and to a director who is an officer, are viewed by the Company as exempt from registration under the Securities Act of 1933, as amended ("Securities Act"), alternatively, as transactions either not involving any public offering, or as exempt under the provisions of Regulation D promulgated by the SEC under the Securities Act.

On September 14, 2009, the Company entered into definitive agreements with three private investors for their purchase from the Company in a private placement of an aggregate of $200,000 in principal amount of Two Year 5% Convertible Debentures (the "Debentures"). The Debentures accrue interest at a rate of 5% per annum. The Debentures are automatically convertible into shares of the Company's Common Stock at a per share conversion price of $0.01, upon increase in the Company's authorized common stock.

On September 14, 2009, the Company entered into a definitive agreement with the Chief Executive Officer and a director of the Company to convert an aggregate of $125,000 of debt owed to such director and officer into a Two Year 5% Convertible Debentures (see description of terms above) in the principal amount of $125,000. The Debentures accrue interest at a rate of 5% per annum. The Debentures are automatically convertible into shares of the Company's Common Stock at a per share conversion price of $0.01, upon increase in the Company's authorized common stock.

On September 14, 2009, the Company entered into a definitive agreement with the Chief Executive Officer and a director of the Company for the issuance of share purchase warrants for executive compensation, with a term of five years, exercisable at $0.01 per share, for 7,500,000 shares of common stock with a cashless exercise provision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date : September 18, 2009

By : /s/ Robert Rosner

Robert Rosner
Chief Executive Officer